SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D


                     Under the Securities Exchange Act of 1934


                             THE INTERGROUP CORPORATION
                           ------------------------------
                                  Name of Issuer

                     Common Stock, Par Value $0.01 Per Share
                     ---------------------------------------
                           Title of Class of Securities

                                   458685-10-4
                                   ------------
                                   CUSIP Number


                                 Michael G. Zybala
                            Asst. Secretary and Counsel
                            The InterGroup Corporation
                                 820 Moraga Drive
                           Los Angeles, California 90049
                                  (310) 889-2500
                     --------------------------------------------
                     Name, Address and Telephone Number of Person
                   Authorized to Receive Notices and Communications

                                    July 1, 2004
                                 ------------------
                Date of Event which Requires Filing of this Statement


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]






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CUSIP No. 458685-10-4                                               Page Two
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1.   Name of Reporting Person                     Tax Identification Number

     Josef A. Grunwald
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2.   Check the Appropriate Box if a Member of a Group       (a) [ ]
                                                            (b) [ ]
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3.   SEC Use Only

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4.   Source of Funds

     PF
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5.   Check if Disclosure of Legal Proceedings is Required pursuant to
     Items 2(d) or 2(e) [ ]

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6.   Citizenship or Place of Organization

     Belgium
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Number of                                 7.   Sole Voting Power
Shares                                         139,567
Beneficially                              -----------------------------------
Owned by                                  8.   Shared Voting Power
Each
Reporting                                 -----------------------------------
Person                                    9.   Sole Dispositive Power
With                                           139,567
                                          -----------------------------------
                                          10.  Shared Dispositive Power

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     139,567 Shares of Common Stock
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12.  Check if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]

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13.  Percent of Class Represented by Amount in Row 11

     5.5%
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14.  Type of Reporting Person

     IN
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                              SCHEDULE 13D
                          OF JOSEF A. GRUNWALD
                   REGARDING OWNERSHIP OF SECURITIES OF
                       THE INTERGROUP CORPORATION


This Schedule 13D is being filed by Josef A. Grunwald, a Director and the Vice-Chairman of the Board of The InterGroup Corporation, a Delaware corporation ("InterGroup" or the "Company") with respect to the securities he beneficially owns in the InterGroup.


Item 1.   Security of Issuer
          ------------------

          This Schedule 13D relates to the Common Stock, par value $0.01 per share (the "Common Stock") of InterGroup. The address of the principal executive offices of InterGroup is 820 Moraga Drive, Los Angeles, CA 90049.

Item 2.   Identity and Background
          -----------------------

          Josef A. Grunwald has served as a Director of InterGroup since 1987 and was named Vice-Chairman of the Board in January 2002. Mr. Grunwald is an international industrial, commercial and residential real estate developer. He also serves as Chairman of PDG N.V. (Belgium), a hotel management company, and President of I.B.E. Services S.A. (Belgium) an international trading company. Mr. Grunwald's business address is 820 Moraga Drive, Los Angeles, CA 90049. Mr. Grunwald is not, and has not been, subject to any of the proceedings requiring disclosure under sections (d) or (e) of this Item 2. Mr. Grunwald is a citizen of Belgium.


Item 3.   Source and Amount of Funds or Other Consideration.
          --------------------------------------------------

          The Stock Options reported herein were granted to Mr. Grunwald pursuant to InterGroup's 1998 Stock Option Plan for Non-Employee Directors. Mr. Grunwald used personal funds to purchase the shares of Common Stock owned by him.



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



Item 4.   Purposes of Transactions.
          ------------------------

          On July 1, 2004, Mr. Grunwald received (along with other qualified directors of InterGroup) an automatic grant of stock options to purchase 3,000 shares of the Common Stock of InterGroup pursuant to the Company's 1998 Stock Option Plan for Non-Employee Directors. The exercise price of the options is $11.75 per share, which was 100% of the fair market value of the Common Stock as of the date of grant. The options expire on June 30, 2014. That grant, coupled with the Company's buy-back of its Common Stock over the past several years, increased Mr. Grunwald's beneficial ownership position in InterGroup, for purposes of Section 13(d) of the Exchange Act, to more than 5%. The Common Stock and stock options owned by Mr. Grunwald were acquired, and are held, for investment purposes. It is expected that Mr. Grunwald will receive additional grants of stock options in the future pursuant to stock option plans adopted by the Company and approved by shareholders. Mr. Grunwald may, from time to time, purchase additional shares of Common Stock in the open market or in private transactions.

Mr. Grunwald has no other plans or intentions that relate to or would result in the events set forth in Item 4 of the instructions to Schedule 13D.


Item 5.   Interest in the Securities of the Issuer
          ----------------------------------------

          (a) As of July 1, 2004, Mr. Grunwald may be deemed to beneficially own, for purposes of Section 13(d) of the Exchange Act: (i) 109,567 shares of Common Stock; and (ii) 30,000 shares of Common Stock that he can acquire through the exercise of options to purchase Common Stock at exercise prices ranging from $8.00 per share to $12.70 per share and expiring in varying amounts from December 7, 2008 to June 30, 2014. The total of those shares (139,567) represents approximately 5.5% of the Common Stock of InterGroup. Mr. Grunwald has the sole voting and disposition power over the shares of Common Stock owned by him.

          The above percentages were determined based on 2,496,686 shares of Common Stock issued and outstanding as of June 30, 2004, and assuming the exercise of the stock options discussed above.

          (b) Mr. Grunwald has the sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of, the shares of Common Stock beneficially owned by him.

          (c) Other than grant of stock options discussed above, there were no other transactions effected by Mr. Grunwald in the Common Stock within the past sixty (60) days.

          (d) No person other than Mr. Grunwald, has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares beneficially owned by him.

          (e)  Inapplicable.


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

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer
         -------------------------------------------------------------------

         None.

Item 7.  Material to be Filed as Exhibits
         --------------------------------

         None.


                               SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  July 9, 2004                    /s/ Josef A. Grunwald
        ------------                    ---------------------------
                                            Josef A. Grunwald


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